Exhibit 12(a)

NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

						Six Months
	Year Ended December 31					Ended June 30
	2009	2008	2007	2006	2005	2010	2009(1)
Earnings:
Earnings (loss) from continuing operations before income taxes	$2,266	$(520)	2,606	$2,226	$2,001	$1,330	$1,111

Fixed Charges:
Interest expense, including amortization of debt premium	281	295	336	346	388	148	143
Portion of rental expenses on operating leases deemed to be representative of the interest factor	183	190	189	174	169	86	94

Earnings (loss) from continuing operations before income taxes and fixed charges	2,730	(35)	3,131	2,746	2,558	1,564	1,348
Fixed Charges:	464	485	525	520	557	234	237

Ratio of earnings to fixed charges(2)	5.9	–	6.0	5.3	4.6	6.7	5.7

(1)	Certain prior-period information has been reclassified to conform to the current year’s presentation.
(2)	For the year ended December 31, 2008, the company’s earnings were insufficient to cover fixed charges by $520 million. This loss was entirely due to the non-cash goodwill impairment charge of $3.1 billion recorded during the fourth quarter at the Aerospace Systems and Shipbuilding segments.